Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
December 4, 2025
VIA EDGAR TRANSMISSION
Ms. Kalkidan Ezra
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer US Export Leaders ETF
Pacer Data & Infrastructure Real Estate ETF (each, a “Fund” and together, the “Funds”)
File Nos.: 333-201530, 811-23024
Dear Ms. Ezra:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 137 to the Trust’s Registration Statement on Form N-1A filed September 25, 2025 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment.
General Comments
1.Staff Comment: The Trust and its management are responsible for the accuracy and adequacy of the disclosures in the registration statement notwithstanding any review, comment, action, or absence of action by the Staff.
Response: The Trust acknowledges this comment.
2.Staff Comment: Where a comment is made with regard to disclosure in one location or for a certain Fund, the same comment should be applied to all similar disclosures appearing elsewhere in the Amendment.
Response: The Trust has revised applicable disclosures as requested.
3.Staff Comment: Provide your response to the Staff’s comments on EDGAR at least five business days in advance of the effective date. Please also send notice to the Staff via email at ezrakal@sec.gov and include a redline copy showing changes from the initial filing.
Response: The Trust acknowledges this comment.
4.Staff Comment: With respect to any portions of the Amendment that are incomplete, please fill in any and all bracketed language or placeholders.
Response: The Trust acknowledges this comment.
Both Funds
5.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, consider reordering the alphabetical risks so that the most significant risk or risks appear first.
Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Pacer Data & Infrastructure Real Estate ETF
6.Staff Comment: Clarify the reference to the GPR Pure Infrastructure Index, the GPR 250 Index, and the Solactive Small Modular Reactor Index to explain how the use of these indexes ties to the revenue metrics.
Response: The requested changes have been made. Please see Appendix A for revised disclosure.
7.Staff Comment: Clarify how the Fund defines developed and emerging markets.
Response: The requested changes have been made. Please see Appendix A for revised disclosure.
8.Staff Comment: Supplementally explain how often the key words that are used by ARTIS are reviewed or changed, what factors the fund takes into account when feeding it key words, and how often the fund plans to recycle the key words. Additionally, explain how the system was developed, validated, and how it is monitored over time to ensure its continued relevance. Consider including a tailored risk disclosure addressing potential risks associated with relying on an NLP system to select or rank potential investments.
Response: Solactive has developed its own proprietary software tool designed to identify thematic exposure in corporations using various data sources. The software, Algorithmic Theme Identification System (“ARTIS®”), works as a multidimensional classification tool that is designed to generate a deeper understanding of the products and services a company offers compared to a traditional one-dimensional sector classification system.
Data inputs are developed by the Index Provider under strict version control protocols and functional testing is performed to ensure changes do not disrupt existing processes. The system and its inputs are maintained through continuous integration and deployment, and changes are overseen by lead and principal developers to ensure code integrity. Themes are developed by the Index Provider with careful analysis of relevant economic drivers and translated into keyword sets for ARTIS®. After running ARTIS®, the Index Provider validates results through review and research of top scoring companies. In rare cases where results do not align, keywords may be refined to improve accuracy. The Index Provider reviews the Index methodology annually, including the selection of keywords. The ARTIS® algorithm is fully re-run at each quarterly rebalancing of the Index to reflect the latest data and developments in the theme and maintain relevance. Separately, the Index Provider’s ARTIS® data team continuously monitors and refines the system, including expanding data sources and refining the algorithm where needed.
Solactive uses sources such as company filings, financial news, business descriptions, press releases, and earnings call transcripts and is constantly analyzing new sources to add. This list can therefore change in the future. At each rebalancing process, Solactive performs a final business operation check based on manual research. Solactive’s Index Management Department will go through each of the companies selected during the previous methodology steps, and check if there are any false-positives (in which case these companies would not be selected in the end).

The Trust has added the following risk disclosure:
Natural Language Processing (NLP) Model Risk. Solactive uses NLP models to assist in the development of the Solactive Small Modular Reactor Index, which in turn is used in selecting components of the Index. Solactive’s description of the investment theme is used by the NLP screening models to identify relevant companies for index consideration. The investment theme must be accurately described in order for the NLP models to identify companies that reflect the themes of the Solactive Small Modular Reactor Index. If the description of the theme is incorrect or incomplete, the NLP model may identify companies that are not relevant to the Fund’s investment theme or fail to identify companies that are relevant. As a result, securities may be included in or excluded from the Solactive Small Modular Reactor Index that would have been excluded or included had the description of the theme been correct and complete. If the composition of the Solactive Small Modular Reactor Index reflects such errors, the Fund’s portfolio can be expected to also reflect the errors. There is no guarantee that the Solactive Small Modular Reactor Index will reflect the theme exposures intended. Solactive relies on the integrity of the data being analyzed and its review processes could be adversely affected if erroneous or outdated data is utilized.
9.Staff Comment: The Staff notes that the 2023 Names Rule adopting release states “the use of text analytics to assign issuers to industries based on the frequency of particular terms in an issuer’s disclosures is not, in and of itself, sufficient to create a reasonable nexus because it is not reasonable to conclude that an issuer is in a given industry solely because the issuer’s disclosure documents frequently include words associated with the industry.” Review and revise the Fund’s 80% policy accordingly.
Response: The Trust notes that the word “Data” in the Fund’s name refers to Data and Infrastructure Real Estate Companies, and the Fund defines Data and Infrastructure Real Estate Companies as “U.S. and global companies that derive at least 85% of their earnings or revenues from real estate operations in the data and infrastructure sectors.” The use of “Data” in the Fund’s name does not refer to the use of text analytics data to conclude that an issuer is in a given industry. Furthermore, the Fund is not using ARTIS to determine whether a company is a Data and Infrastructure Real Estate Company. Therefore, the Trust respectfully declines to revise the Fund’s 80% policy.
Pacer US Export Leaders ETF
As discussed, Pacer US Export Leaders ETF has made additional changes to the description of its underlying index to change the selection of index constituents to be based on (i) free cash flow margin instead of free cash flow growth and (ii) market capitalization, instead of free float market capitalization, with a 5% cap for each index constituent. Please see Appendix B for revised disclosure.

*	*	*
If you have any questions or require further information, please contact me at alyssa.bernard@usbank.com or (414) 516-1681.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A
Pacer Data & Infrastructure Real Estate ETF
The Index
The Index is generally composed of equity securities of U.S. and global Data and Infrastructure Real Estate Companies (defined below) and equity securities of U.S. and global Power Generation Companies (defined below) (collectively, “Eligible Companies”).
The Index includes securities across the following categories of companies. Such categories and the “weight” (defined as the percentage of the total Index) assigned to each category at the time of each rebalance of the Index are as follows:

Data and Infrastructure Real Estate Companies (80%)
Equity securities of companies that derive at least 85% of their earnings or revenues from real estate operations in the data and infrastructure real estate sectors and are (i) components of the GPR Pure Infrastructure Index that are allocated to the communication sector or (ii) global data center companies that are components of the GPR 250 Index (collectively, “Data and Infrastructure Real Estate Companies”).

Power Generation Companies (20%)
Equity securities of companies that are components of the Solactive Small Modular Reactor Index. Companies are eligible to be included in the Solactive Small Modular Reactor Index if they generate at least 50% of their revenues from activities that make use of one or more of the following technologies (collectively, “Power Generation Companies”):
•Small Modular Reactors (SMRs): Companies involved in the development, manufacturing, engineering, or supply of technologies, components, or services related to small modular reactors, including activities that support the deployment, operation, and integration of SMRs into energy systems.
•Nuclear Power: Companies engaged in activities connected to nuclear energy generation, including the construction, operation, maintenance, or supply of technologies and services for nuclear power plants, as well as companies that provide equipment, engineering, or infrastructure solutions that enable nuclear power production.
•Power Infrastructure & Energy Systems: Companies that provide products, technologies, or services that enable the generation, transmission, and/or distribution of electricity, including grid equipment, power conversion systems, backup and reserve power solutions, and other infrastructure related to maintaining energy supply for industrial, commercial, and utility-scale applications.
•Digital Infrastructure & Connectivity Systems: Companies that deliver hardware, software, and services that support the power, cooling, networking, and/or operational resilience of digital infrastructure, including data center power and thermal management solutions, networking and connectivity equipment, and integrated systems that assist in the operation of information technology and communication facilities.

At the time of each reconstitution of the Index, Eligible Companies must meet the following requirements: (1) have a primary listing exchange in one of the countries that are part of the Developed Markets or Emerging Markets as defined by the Solactive Country Classification (excluding India and Mexico); (2) have a free float market capitalization of at least $250 million at the time of reconstitution and at least $500 million on any day within two years prior to the reconstitution date; and (3) have an average daily volume traded in the last 12 months of at least 10,000 shares.

To be eligible to be included in the GPR Pure Infrastructure Index, companies must have at least 50% of operational turnover derived from infrastructure activities. To be eligible to be included in the GPR 250 Index, companies must derive at least 75% of their operational turnover from investment activities (for property investment companies) or from a combination of investment and development activities (for hybrid property companies). In the case of hybrid property companies, at least 25% of operational turnover must originate from investment activities.
To be eligible for inclusion in the Solactive Small Modular Reactor Index, companies must have a free float market capitalization of at least $100 million and minimum average daily value traded of at least $1 million over the six month period prior to the reconstitution date. Companies are selected for inclusion in the Solactive Small Modular Reactor Index by Solactive AG (“Solactive”), using ARTIS®, Solactive’s proprietary natural language processing algorithm. ARTIS uses key words to review large volumes of publicly available data, such as company annual reports, published business descriptions, company publications, and financial news reports, which Solactive believes will identify and classify companies eligible for inclusion in the Solactive Small Modular Reactor Index.
A portion of the Index is expected to be composed of real estate investment trusts (“REITs”). The real estate companies included in the Index may utilize leverage, and some may be highly leveraged. Additionally, such companies may include significant business operations outside of the United States.
The Index is reconstituted and rebalanced (i.e., companies are added or deleted and weights are reset based on Index rules) quarterly as of the close of business on the third Friday of March, June, September, and December. Index Constituents are weighted based on their free-float market capitalization (i.e., market capitalization based on the number of shares available to the public), subject to the following constraints as of the time of each reconstitution of the Index. Each Index Constituent’s weight is capped at 15% and the sum of Index Constituents with weights greater than 4.5% cannot exceed 45% of the total Index weight. The aggregate weight of the Index Constituents from emerging markets is capped at 10%. If the foregoing limits would be exceeded at the time of a reconstitution of the Index, the excess weight is proportionally redistributed to all Index Constituents with weights below such limits.
The Fund’s Investment Strategy
Under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Data and Infrastructure Real Estate Companies and Power Generation Companies. The Fund defines Data and Infrastructure Real Estate Companies as U.S. and global companies that derive at least 85% of their earnings or revenues from real estate operations in the data and infrastructure sectors. The Fund defines Power Generation Companies as U.S. and global companies that generate at least 50% of their revenues from activities that make use of small modular reactors (SMRs), nuclear power, power infrastructure and energy systems, or digital infrastructure and connectivity systems. Pacer Advisors, Inc. (the “Adviser”) expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better.
The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index.
The Fund may also invest up to 20% of its assets in cash and cash equivalents, other investment companies, as well as securities and other instruments not included in the Index but which the Adviser believes will help the Fund track the Index.
The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.

Appendix B
Pacer US Export Leaders ETF
The Index

The Index uses an objective, rules-based methodology to measure the performance of a portfolio of approximately 100 large- and mid-capitalization U.S. companies with a high percentage of foreign sales and high free cash flow margin.
Construction of the Index begins with an initial universe of the 200 companies across the S&P 900® Index (which is comprised of the S&P 500® Index (“S&P 500”) and S&P MidCap 400® Index (“S&P MidCap 400”)) that have the highest annual foreign sales as a percentage of total sales.
The remaining companies are ranked by their free cash flow margin (defined as a company’s free cash flow divided by sales) for the trailing twelve month period. The equity securities of the 100 companies with the highest free cash flow margin are included in the Index, and those companies are weighted based on market capitalization, with a 5% cap for each Index constituent.

Free Cash Flow (FCF): A company’s cash flow from operations minus capital expenditures.
Sales: The value of what a company sold to its customers during a given period; also known as revenue.
Free Cash Flow Margin: FCF / Sales

As of September 30, 2025, the Index was made up of 100 companies and included significant allocations to companies in the information technology sector.
The Index is reconstituted and rebalanced quarterly. At the time of each rebalance of the Index, the companies included in the Index are weighted in proportion to their market capitalization, and weightings are capped at 5% of the weight of the Index for any individual company.
From time to time, the Index may include more or less than 100 companies as a result of events such as acquisitions, spin-offs and other corporate actions.
The S&P 500 consists of approximately 500 leading U.S.-listed companies representing approximately 80% of the U.S. equity market capitalization. The S&P MidCap 400 measures the performance of mid-capitalization stocks in the United States.